                            [GERDAU AMERISTEEL LOGO]

                    GERDAU AMERISTEEL ANNOUNCES 2003 RESULTS

TORONTO, ON, JANUARY 28, 2004 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) today reported a net loss of $16.5 million, or $0.08 per share fully diluted, on net sales of $1,928 million for full year 2003, compared to pro forma net income of $39.6 million, or $0.18 per share fully diluted, on net sales of $1,676 million for the full year ended December 31, 2002. For the December quarter, GNA reported a net loss of $1.2 million, or $0.01 per share fully diluted, on net sales of $527 million, compared to pro forma net income of $8.5 million, or $0.04 per share fully diluted, on net sales of $391 million for the December quarter last year. EBITDA for the December quarter 2003 was $23.5 million and $81.2 million for the full year, compared to pro forma EBITDA for the December quarter last year of $39.8 million and $169.1 million for the year. All figures are in US dollars and Canadian GAAP. Pro forma income is reconciled to actual income in the chart below.

Included in 2003 net income and EBITDA is a non-cash pretax charge of $8.0 million in the December quarter and $9.4 million for the full year for equity based compensation expense to mark to market outstanding stock appreciation rights as required under Canadian GAAP accounting for stock appreciation rights. The stock appreciation rights were issued to employees over the last 5 years, most recently in 2002, and represent the predominant form of the Company's equity based compensation component. The charge reflects the mark to market accounting for the appreciation in the GNA common shares from $1.46 per share on December 31, 2002 to $2.23 per share on September 30, 2003 and to $3.63 per share on December 31, 2003.

Included in 2002 pro forma net income and EBITDA are pretax cash gains of $6.1 million and $9.1 million for the quarter and full year periods, respectively relating to insurance and litigation settlements.

On October 23, 2002, Gerdau S.A. (NYSE: GGB) combined its North American operations "Gerdau North America" with those of Co-Steel Inc. and changed its name to Gerdau Ameristeel Corporation. Net income of Gerdau North America, the predecessor company for accounting purposes, was $3.5 million on net sales of $338.4 million for the quarter ended December 31, 2002, or $0.01 per share basic and fully diluted, and net income of $11.1 million on net sales of $1,036.1 million for the year ended December 31, 2002, or $0.07 per share basic and fully diluted. Gerdau Ameristeel believes that the pro forma results, which reflect a full year of Co-Steel operations, adjusted for the impact of purchase price allocations and resulting acquisition accounting entries, are a more informative disclosure on the combined operations.

The following table summarizes the results of Gerdau Ameristeel for the fourth quarter of 2003 and the pro forma and actual results for the fourth quarter of 2002.

                                                                 FOR THE QUARTER ENDING
                                                ---------------------------------------------------------
                                                December 31, 2003   December 31, 2002   December 31, 2002
                                                      Actual            Pro Forma            Actual *
                                                -----------------   -----------------   -----------------
Shipments (Tons)
     Mill Finished Steel                                1,252,595           1,020,408             882,481
     Fabricated Steel                                     151,915             142,166             128,845
                                                -----------------   -----------------   -----------------
         Total                                          1,404,510           1,162,574           1,011,326
Income Statement (US $000s except EPS)
     Net Sales                                  $         526,569   $         390,816   $         338,433
     Operating Income                                       1,275              17,190              11,752
     Net (Loss) Income                                     (1,245)              8,454               3,527
     EBITDA                                                23,520              39,778              32,071
     EPS - Basic                                $           (0.01)  $            0.04   $            0.01
     EPS - Diluted                              $           (0.01)  $            0.04   $            0.01
Balance Sheet (US $000s)
     Working Capital                            $         330,788
     Cash                                                  11,955
     Debt                                                 571,764
     Book Value                                 $         648,229

Notes:   Debt excludes Convertible Debentures of $96.7 million

         EBITDA is earnings before interest, taxes, depreciation and amortization

         *2002 actual results are the results of Gerdau North America which do not include the former Co-Steel operations

The following table reconciles actual net income to pro forma net income for the quarter ended December 31, 2002:

                                                                                          QUARTER ENDED
                                                                                        DECEMBER 31, 2002
                                                                                        -----------------
US$ (000s)
Net income actual                                                                       $           3,527
Adjust Co-Steel for pre-acquisition period                                                          4,363
Adjust  for impact of Co-Steel purchase price allocations                                             287
Adjust for minority interest                                                                          277
                                                                                        -----------------
Net income pro forma                                                                    $           8,454
                                                                                        =================

Despite the normal wintertime seasonal slowdown, mill shipments of finished steel remained strong at 1.3 million tons in the December 2003 quarter with average mill pricing increasing $17 per ton compared to the September 2003 quarter. Demand remained firm as many customers bought steel in advance of price increases in early 2004. Scrap raw material costs increased $13 per ton from the September quarter, offsetting all but about $3 per ton of the mill price increases. Mill manufacturing costs were much improved in the December quarter compared to the September quarter during which the Company had scheduled maintenance and capital project outages at six of the eleven mills. With mill rebar prices increasing sharply in the second half of 2003, margins and profits in our downstream rebar fabricating operations continue to be squeezed to historically low levels.

The following table summarizes the results of Gerdau Ameristeel for the full year 2003 and the pro forma and actual results for the full year 2002.

                                                                   FOR THE YEAR ENDING
                                                ---------------------------------------------------------
                                                December 31, 2003   December 31, 2002   December 31, 2002
                                                      Actual            Pro Forma            Actual *
                                                -----------------   -----------------   -----------------
Shipments (Tons)
     Mill Finished Steel                                4,939,175           4,496,991           2,548,105
     Fabricated Steel                                     630,966             655,539             566,462
                                                -----------------   -----------------   -----------------
         Total                                          5,570,141           5,152,530           3,114,567
Income Statement (US $000s except EPS)
     Net Sales                                  $       1,927,839   $       1,676,176   $       1,036,055
     Operating Income                                      (1,294)             95,106              53,180
     Net (Loss) Income                                    (16,536)             39,608              11,132
     EBITDA                                                81,232             169,130             111,633
     EPS - Basic                                $           (0.08)  $            0.18   $            0.07
     EPS - Diluted                              $           (0.08)  $            0.18   $            0.07
Balance Sheet (US $000s)
     Working Capital                            $         330,788
     Cash                                                  11,955
     Debt                                                 571,764
     Book Value                                 $         648,229

Notes:   Debt excludes Convertible Debentures of $96.7 million

         EBITDA is earnings before interest, taxes, depreciation and amortization

         *2002 actual results are the results of Gerdau North America which do not include the former Co-Steel operations

The following table reconciles actual net income to pro forma net income for the year ended December 31, 2002:

                                                                                           YEAR ENDED
                                                                                        DECEMBER 31, 2002
                                                                                        -----------------
US$ (000s)
Net income actual                                                                       $          11,132
Adjust Co-Steel for pre-acquisition period                                                          3,519
Adjust  for impact of Co-Steel purchase price allocations                                           7,191
Adjust interest for debt converted to equity                                                       16,059
Adjust for minority interest                                                                        1,707
                                                                                        -----------------
Net income pro forma                                                                    $          39,608
                                                                                        =================

Mill shipments of finished steel of 4.9 million tons in 2003 increased 10% over proforma 2002. Average mill pricing increased $27 per ton compared to the prior year proforma. Scrap raw material costs increased $21 per ton from the previous year proforma, largely offsetting the mill price increases. Mill manufacturing costs were measurably higher in 2003 with productivity and efficiency gains more than offset by higher energy prices, higher maintenance, and the effect of the stronger Canadian dollar on the Canadian mill manufacturing costs and other inflationary pressures. With mill rebar prices increasing sharply during 2003, margins and profits in our downstream rebar fabricating operations were squeezed to historically low levels.

Phillip Casey, President and CEO of Gerdau Ameristeel, commented:

"In 2003, Gerdau Ameristeel experienced the same volatile business dynamics of inflationary scrap and energy pressures that distressed much of the North American steel industry. The organization also confronted the challenges of integration after our large-scale merger, adverse currency impacts on the Canadian operations, and operational disruptions necessitated by capital investments in new equipment. The financial returns are disappointing. Although we streamlined our operations, increased our ability to reach new markets, and increased shipments, the extreme volatility in the industry and record-high material costs offset the impact of our improvements.

We are positioned to aggressively pursue every opportunity for fiscal improvement. Despite the weakened economy, Gerdau Ameristeel realized a 10 percent increase in total steel shipments, which validates the marketing synergies of our recent merger. The fundamental operational and marketing achievements of this past year have enhanced the soundness of the organization and its long- term intrinsic value. Our immediate objective is to improve financial results to reflect the operational health of the assets.

The fourth quarter was a turbulent end to a roller coaster year and complicates the planning outlook for 2004. Scrap cost and steel prices have recently escalated at an unprecedented pace. How companies adjust to these stressful conditions will clearly differentiate between financially secure producers and inadequately capitalized competitors. The financially sound and aggressive mills will improve their operations, become more flexible, and invest in processes and technologies to better serve customers and capture market share.

With the very recent favorable metal spread conditions and strong demand indications, 2004 promises a sharp turnaround from the economic challenges of 2003. The key question is the sustainability and duration of the favorable market conditions in today's global steel environment."

NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its second quarter conference call on Wednesday, January 28, 2004 at 2:00 p.m. EST to discuss the fourth quarter and full year 2003 results. The call will be hosted by Phillip Casey, President and CEO, and Tom Landa, VP and CFO, and can be accessed via our website at www.gerdauameristeel.com. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 26 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The Company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com

Gerdau Ameristeel's financial results are presented in accordance with Canadian GAAP. However, EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

The pro forma statements for the quarter and the year ended December 31, 2002, present combined pro forma financial information for Co-Steel and the North American operations of Gerdau S.A. as if they were combined at the beginning of such periods, as adjusted for the pro forma effects of the combination and related transactions. Assumptions have been made in preparing these statements, and the results in future periods may show that these assumptions were not correct. These statements do not purport to represent what the actual operating results and financial position of Gerdau Ameristeel would have been had the combination of Co-Steel and Gerdau North America actually taken place at the beginning of such periods. In addition, these statements do not purport to project the Company's results of operations for any future periods or its financial position at any future date.

This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.

FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                      Tom J. Landa
President & Chief Executive Officer   Vice President and Chief Financial Officer
Gerdau Ameristeel                     Gerdau Ameristeel
(813) 207-2225                        (813) 207-2300
pcasey@gerdauameristeel.com           tlanda@gerdauameristeel.com

GERDAU AMERISTEEL & SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(US$ in thousands)

                                                     DECEMBER 31, 2003   DECEMBER 31, 2002
                                                     -----------------   -----------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                        $          11,955   $          16,361
    Accounts receivable, net                                   233,331             172,745
    Inventories                                                376,458             351,400
    Deferred tax assets and recoverable taxes                   13,269              11,417
    Other current assets                                        21,205               2,997
                                                     -----------------   -----------------
TOTAL CURRENT ASSETS                                           656,218             554,920

PROPERTY, PLANT AND EQUIPMENT                                  919,207             898,948

GOODWILL                                                       116,564             114,374

DEFERRED FINANCING COSTS                                        16,063               2,514

FUTURE TAX ASSETS                                               15,045               6,033

OTHER ASSETS                                                       204                 645
                                                     -----------------   -----------------

TOTAL ASSETS                                         $       1,723,301   $       1,577,434
                                                     =================   =================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Trade accounts payable                          $         227,488   $         170,334
     Accrued salaries, wages and employee benefits              29,429              27,342
     Other current liabilities                                  63,712              46,662
     Bank indebtedness                                           3,551              23,379
     Current maturities of long-term borrowings                  1,250              83,942
                                                     -----------------   -----------------
TOTAL CURRENT LIABILITIES                                      325,430             351,659

LONG TERM BORROWINGS, LESS CURRENT PORTION                     566,963             411,833

OTHER LIABILITIES                                              118,324              99,341

FUTURE TAX LIABILITIES                                          64,355              88,191

MINORITY INTEREST                                                    -              33,312
                                                     -----------------   -----------------

TOTAL LIABILITIES                                            1,075,072             984,336

SHAREHOLDER'S EQUITY
     Invested capital                                          547,601             513,400
     Convertible debentures                                     96,719              79,134
     Retained (deficit) earnings                               (19,245)              1,329
     Cumulative foreign currency translation                    23,154                (765)
                                                     -----------------   -----------------
TOTAL SHAREHOLDERS' EQUITY                                     648,229             593,098
                                                     -----------------   -----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $       1,723,301   $       1,577,434
                                                     =================   =================

GERDAU AMERISTEEL & SUBSIDIARIES
SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

                                                                   FOR THE THREE MONTHS ENDING
                                                             ----------------------------------------
                                                             DECEMBER 31, 2003     DECEMBER 31, 2002
                                                                   ACTUAL              PRO FORMA
                                                             ------------------    ------------------
                                                               TONS                  TONS
                                                             ---------             ---------
PRODUCTION
    Melt Shop                                                1,381,771             1,250,304
    Rolling Mill                                             1,368,069             1,195,335

                                                                TONS        %        TONS         %
                                                             ---------    -----    ---------    -----
FINISHED STEEL SHIPMENTS
    Rebar                                                      349,471     24.9      295,926     25.5
    Merchant/ Special Sections                                 509,283     36.3      419,719     36.1
    Rod                                                        188,478     13.4      140,015     12.0
    Flat Rolled                                                205,363     14.6      164,748     14.2
    Fabricated Steel                                           151,915     10.8      142,166     12.2
                                                             ---------    -----    ---------    -----
       Total                                                 1,404,510    100.0    1,162,574    100.0

                                                              $/TON                 $/TON
                                                              -----                 ------
SELLING PRICES
Mill external shipments                                       328.45                296.64
Fabricated steel shipments                                    445.32                426.81

SCRAP CHARGED                                                 128.58                 93.81

METALS SPREAD
Mill external shipments                                       199.87                202.83
Mill manufacturing cost                                       180.76                164.46

                                                                           $/TON                    $/TON
                                                                          FINISHED                 FINISHED
                                                            $ THOUSAND      STEEL    $ THOUSAND     STEEL
                                                            -----------   --------   -----------   --------
EBITDA                                                           23,520    16.75          39,778    34.22

OPERATING INCOME                                                  1,275     0.91          17,190    14.79

INTEREST EXPENSE                                                 13,126     9.35           6,517     5.61

CAPITAL EXPENDITURES                                             17,603                   11,000

TOTAL DEBT                                                      571,764                  519,154

TOTAL SHARES OUTSTANDING                                    198,090,861              198,090,861

MARKET CAPITALIZATION                                           719,069                  289,213

SHARE PRICE ($PER SHARE)                                           3.63                     1.46

GERDAU AMERISTEEL & SUBSIDIARIES
SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

                                                                        FOR THE YEAR ENDING
                                                             ----------------------------------------
                                                             DECEMBER 31, 2003     DECEMBER 31, 2002
                                                                   ACTUAL              PRO FORMA
                                                             ------------------    ------------------
                                                               TONS                  TONS
                                                             ---------             ---------
PRODUCTION
    Melt Shop                                                5,531,418             5,469,532
    Rolling Mill                                             5,264,192             5,147,867

                                                                TONS        %        TONS         %
                                                             ---------    -----    ---------    -----
FINISHED STEEL SHIPMENTS
    Rebar                                                    1,523,252     27.3    1,275,267     24.8
    Merchant/ Special Sections                               2,030,250     36.6    1,859,020     36.1
    Rod                                                        641,699     11.5      652,869     12.7
    Flat Rolled                                                743,974     13.3      709,835     13.8
    Fabricated Steel                                           630,966     11.3      655,539     12.7
                                                             ---------    -----    ---------    -----
       Total                                                 5,570,141    100.0    5,152,530    100.0

                                                              $/TON                 $/TON
                                                              -----                 ------
SELLING PRICES
Mill external shipments                                       309.23                282.71
Fabricated steel shipments                                    436.24                433.28

SCRAP CHARGED                                                 110.40                 89.27

METALS SPREAD
Mill external shipments                                       198.83                193.44
Mill manufacturing cost                                       173.52                159.30

                                                                           $/TON                    $/TON
                                                                          FINISHED                 FINISHED
                                                            $ THOUSAND      STEEL    $ THOUSAND     STEEL
                                                            -----------   --------   -----------   --------
EBITDA                                                           81,232    14.58         169,130    32.82

OPERATING INCOME                                                 (1,294)   (0.23)         95,106    18.46

INTEREST EXPENSE                                                 43,273     7.77          37,747     7.33

CAPITAL EXPENDITURES                                             58,078                   44,700

TOTAL DEBT                                                      571,764                  519,154

TOTAL SHARES OUTSTANDING                                    198,090,861              198,090,861

MARKET CAPITALIZATION                                           719,069                  289,213

SHARE PRICE ($ PER SHARE)                                          3.63                     1.46

GERDAU AMERISTEEL & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands)
(Unaudited)

                                                          FOR THE THREE MONTHS ENDING
                                                     -------------------------------------
                                                     DECEMBER 31, 2003   DECEMBER 31, 2002
                                                           ACTUAL            PROFORMA
                                                     -----------------   -----------------
NET SALES                                            $         526,569   $         390,816

OPERATING EXPENSES
     Cost of sales                                             475,962             338,740
     Selling and administrative                                 27,935              18,533
     Depreciation                                               22,785              22,432
     Other operating expense (income)                           (1,388)             (6,079)
                                                     -----------------   -----------------
                                                               525,294             373,626

INCOME FROM OPERATIONS                                           1,275              17,190

OTHER EXPENSES
     Interest                                                   13,126               6,517
     Foreign exchange (gains) losses                               540                (156)
     Amortization of deferred financing costs                      534                 293
                                                     -----------------   -----------------
                                                                14,200               6,654

(LOSS) INCOME BEFORE TAXES                                     (12,925)             10,536

INCOME TAX (BENEFIT) EXPENSE                                   (11,680)              2,082
                                                     -----------------   -----------------

(LOSS) INCOME BEFORE MINORITY INTEREST                          (1,245)              8,454

MINORITY INTEREST                                                    -                   -
                                                     -----------------   -----------------

NET (LOSS) INCOME                                    $          (1,245)  $           8,454
                                                     =================   =================

EPS - BASIC                                          $           (0.01)  $            0.04
EPS - DILUTED                                        $           (0.01)  $            0.04

GERDAU AMERISTEEL & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands)
(Unaudited)

                                                           FOR THE FULL YEAR ENDING
                                                     -------------------------------------
                                                     DECEMBER 31, 2003   DECEMBER 31, 2002
                                                           ACTUAL            PROFORMA
                                                     -----------------   -----------------
NET SALES                                            $       1,927,839   $       1,676,176

OPERATING EXPENSES
     Cost of sales                                           1,759,878           1,429,364
     Selling and administrative                                 87,247              81,175
     Depreciation                                               83,252              79,598
     Other operating expense (income)                           (1,244)             (9,067)
                                                     -----------------   -----------------
                                                             1,929,133           1,581,070

INCOME FROM OPERATIONS                                          (1,294)             95,106

OTHER EXPENSES
     Interest                                                   43,273              37,747
     Foreign exchange (gains) losses                               726                (206)
     Write down portfolio investment                                 -               5,780
     Amortization of deferred financing costs                    4,664               1,172
                                                     -----------------   -----------------
                                                                48,663              44,493

(LOSS) INCOME BEFORE TAXES                                     (49,957)             50,613

INCOME TAX (BENEFIT) EXPENSE                                   (33,204)             11,005
                                                     -----------------   -----------------

(LOSS) INCOME BEFORE MINORITY INTEREST                         (16,753)             39,608

MINORITY INTEREST                                                  217                   -
                                                     -----------------   -----------------

NET (LOSS) INCOME                                    $         (16,536)  $          39,608
                                                     =================   =================

EPS - BASIC                                          $           (0.08)  $            0.18
EPS - DILUTED                                        $           (0.08)  $            0.18